Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

March 8, 2019

Gregory Dundas

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emaginos, Inc.

Amendment #3 to Registration Statement on Form S-1

File No. 333-228248

Dear Mr. Dundas:

Attached for filing with the Securities and Exchange Commission is Amendment No. 3 to the Emaginos, Inc. registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated March 5, 2019 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

Audited Financial Statements for the Years Ended December 31, 2017 and 2018

1.	The Staff’s comment is noted and the audited financial statements are so presented.

Item 15. Recent Sales of Unregistered Securities

2.	The disclosure has been added and appears in Part II of the registration statement.

Exhibit 23.1 Consent of Independent Auditors Report

3.	The Staff’s comment is noted and the disclosure amended.

General

4.	The updated financial statements are included and the prospectus has been updated throughout.

Sincerely.

/s/ Lee W. Cassidy, Esq.
Lee W. Cassidy, Esq